UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

April 10, 2003

BLUE SQUARE — ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

April 10, 2003

Contact:
Blue Square-Israel Ltd.
Iris Penso
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
 Email: ipenso@coop.co.il.

Court Declaration of Bronfman-Alon Ltd. as the winning bid of the tender for the sale of the Co-Op’s Holdings in Blue Square-Israel

Rosh Haayin, Israel – April 10, 2003 – Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”), announced today that the Tel-Aviv District Court has declared Bronfman-Alon Ltd. as the winning bid of the tender for the sale of Co-Op Blue Square Services Society Ltd.’s holdings in Blue Square (78.1% of Blue Square’s share capital).

The sale agreement and its execution are subject to the approval of the General Director of the Israeli’s Antitrust Authority, conditions detailed in the tender offer and as required by law.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 169 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of markets acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Security and Exchange Commission, particularly the prospect to its public offering in July, 1996.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE — ISRAEL LTD.

	By:	Iris Penso, Adv. General Counsel & Corporate Secretary
Date: April 10, 2003